**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

September 24, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 26, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Hotchkis & Wiley Funds (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Shares of Beneficial Interest, $0.001 par value per share, of Hotchkis & Wiley Mid-Cap Value Fund: ETF Class Shares

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi